Exhibit 99.1
Release:                     Immediate                     September 20, 2010
Canadian Pacific announces a $350 million debt offering and a prepayment to its pension plans
Calgary, Alberta — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced today that its wholly owned subsidiary, Canadian Pacific Railway Company, is issuing US$350 million of 4.45% Notes due March 15, 2023. The transaction is expected to close September 23, 2010.
The debt offering is being made in the United States under the base shelf prospectus dated June 26, 2009 which allowed for offerings of up to US$1.5 billion of debt securities.
The net proceeds from this offering of approximately US$346 million, combined with general corporate funds, will be used for a voluntary prepayment in 2010 of up to CDN$650 million to the company’s defined benefit pension plans.
CP’s estimated 2010 contributions to its defined benefit pension plans will be between $185 to $195 million before this prepayment and up to $845 million after the prepayment.
A copy of the preliminary prospectus supplement and related base prospectus may be obtained from the SEC’s website at www.sec.gov. Alternatively, copies will be provided upon written request to:
Office of the Corporate Secretary
Canadian Pacific
Suite 500
401 – 9th Avenue SW
Calgary, AB T2P 4Z4
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations;

effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed elsewhere in this news release with the particular forward-looking statement in question.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
About Canadian Pacific:
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 1,100 communities where we operate. Our combined ingenuity makes Canadian Pacific a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you.
Contacts:

Media	Investment Community
Mike LoVecchio	Janet Weiss
Senior Manager – Media Relations	Assistant Vice President – Investor Relations
Canadian Pacific	Canadian Pacific
Tel.: (778) 772-9636	Tel.: (403) 319-3591
24/7 Media Pager: (416) 814-0948	e-mail: investor@cpr.ca
e-mail: mike_lovecchio@cpr.ca